

Mail Stop 3720

April 19, 2017

Thomas J. Fallon
Chief Executive Officer
Infinera Corporation
140 Caspian Court
Sunnyvale, CA 94089

> **Re: Infinera Corporation
> Form 10-K for Fiscal Year Ended December 31, 2016
> Filed February 23, 2017
> File No. 001-33486**

Dear Mr. Fallon:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications